

Mail Stop 7010

October 16, 2007

Via U.S. Mail
Mr. Gu Xianzhong
President
China Shoe Holdings, Inc.
488 Wai Qingsong Road
Waigang, Jiading District, Shanghai
People's Republic of China 201800

> **Re: China Shoe Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 15, 2007**
> **File No. 333-139910**

Dear Mr. Xianzhong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed October 15, 2007

1. Currently, disclosure in the first sentence indicates that the date of dismissal was September 6, 2005. It appears that the correct date is September 6, 2007. Review and revise as needed.

2. Please revise your filing to comply with Item 304(a)(1)(iii) of Regulation S-B and disclose whether the decision to change accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors.

3. The letter from your former accountant states that they are in agreement that there were no disagreements between you and their firm. The letter also indicates that the former accountant has no basis to agree or disagree with other statements contained in the filing. However, there are additional statements which we would expect the former accountant to have a basis upon which to agree or disagree, including that the former accountant was dismissed, the date they were dismissed and whether their reports were modified. Request a revised letter from your former accountant which addresses if they are in agreement with all of the relevant disclosures made within your Form 8-K. File this revised letter as a new Exhibit 16.1 on your amended Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Bob Carroll at (202) 551-3362, or Brad Skinner at (202) 551-3489.

Sincerely,

 /s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant